Exhibit 23

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Oritani Financial Corp. and subsidiaries:
We consent to the incorporation by reference in the registration statements on Form S-8 of Oritani Financial Corp. and subsidiaries of our reports dated September 15, 2014, with respect to the consolidated balance sheets of Oritani Financial Corp. and subsidiaries as of June 30, 2014 and 2013, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2014, and the effectiveness of internal control over financial reporting as of June 30, 2014, which reports appear in the June 30, 2014 annual report on Form 10-K of Oritani Financial Corp. and subsidiaries.

/s/ KPMG LLP
Short Hills, New Jersey
September 15, 2014